  Exhibit 99.6
CERTIFICATE OF QUALIFIED PERSON

I, Robert J. Morris, P.Geo. am a Geologist with Moose Mountain Technical Services, with a business address of #210 1510 2nd St North Cranbrook BC, V1C 3L2.

This certificate applies to the Technical Report titled “The New Polaris Gold Project, British Columbia, Canada, 2019 Preliminary Economic Assessment” that has an effective date of 28 February 2019 (the “Technical Report”). I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

I am a member of Engineers and Geoscientists British Columbia (#18301). I graduated with a Bachelor of Science in Geology from the University of British Columbia in 1973 and have a Master of Science from Queens University, 1978.

I have worked as a Geologist for over forty years since my graduation from university. I have worked on precious metals, base metals and coal mining projects, including mine operations and evaluations.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the New Polaris Property during the period 22-23 August 2006. My prior involvement with the project includes a site visit 21 August 1988, and work on the geology, resource estimate, and exploration program during 1988 and 1989, while with Beacon Hill Consultants.

I am responsible for Sections 14-12 of the Technical Report.

I am independent of Canarc Resources Corp. as independence is described by Section 1.5 of NI 43–101.

I co-authored reports on the New Polaris Project, including the following:
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Giroux G. H. and Morris R. J. 2007: Resource Potential New Polaris Project Technical Report, report prepared by Giroux Consultants Ltd. and Moose Mountain Technical Services for Canarc Resource Corp., effective date 5 March 2007
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Giroux G.H., Gray J.H. and Morris R.J. 2007: New Polaris Project - Preliminary Assessment, report prepared by Moose Mountain Technical Services for Canarc Resource Corp., effective date 4 October 2007
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Giroux G.H., Gray J.H. and Morris R.J. 2009: New Polaris Project - Preliminary Assessment, report prepared by Moose Mountain Technical Services for Canarc Resource Corp., effective date 23 December 2009
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Giroux G.H., Gray J.H. and Morris R.J. 2011: New Polaris Project – Preliminary Assessment Update, report prepared by Moose Mountain Technical Services for Canarc Resource Corp., effective date 10 April 2011

I have read NI 43–101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated:
28 February 2019

“Signed and Sealed”
___________________________
Robert J. Morris, P.Geo.